Exhibit 99.1

Sapiens and Binah.ai Partner to Empower Global Life Insurers to Improve Risk Management with AI

The partnership will enable insurers to leverage health and wellness monitoring technology for streamlined underwriting and enhanced user experience

Holon, Israel, February 5, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and Binah.ai, the number one health and wellness check software provider, today announced a partnership to empower more insurance companies worldwide to use client-provided health data for improved risk management and value-added services at reduced costs. The partnership enables Binah.ai to leverage Sapiens’ strong global presence and provide Sapiens’ customers with seamless access to Binah.ai’s software-based health and wellness check technology.

Access to health data shared by end-users through Sapiens’ platform, enhanced with Binah.ai’s technology, provides a myriad of benefits for both clients and insurance companies:

●	Improved risk assessment and prevention measures

●	Improved market understanding and competitiveness

●	Streamlined underwriting and more efficient straight-through processing

●	Increased engagement in wellness programs

●	Enhanced user experience at reduced costs

Binah.ai’s Health Data Platform is disrupting healthcare and wellness monitoring by leveraging AI technologies to transform smartphones and tablets into powerful tools for both on-the-spot checks and continuous health and wellness checkups. Users have the flexibility to conduct either a quick spot check by simply looking at the device’s camera or opt for continuous monitoring by wearing the Polar Verity Sense™ optical heart rate sensor. This enables them to measure and share a comprehensive array of vital signs, including blood pressure, heart rate, heart rate variability, oxygen saturation, respiration rate, pulse-respiration quotient (PRQ), and mental stress-related biomarkers like sympathetic stress and parasympathetic activity. Additionally, users can simultaneously obtain an overall wellness score.

“We are extremely excited to partner with Sapiens, a leading player in the global insurtech sector. Sapiens’ strong presence will help boost our expansion in the insurance industry and provide their customers with seamless access to our solution. I look forward to a great partnership, for the benefit of the entire industry and its clients,” said David Maman, Co-Founder and CEO of Binah.ai.

With more than 40 years of industry expertise, as well as 600 customers in more than 30 countries, Sapiens empowers insurers to transform and become digital, innovative, and agile. Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation.

“Binah.ai’s groundbreaking health monitoring technology is a game-changer in our insurance solutions, revolutionizing how insurers harness objective health data for robust wellness programs,” emphasized Amanda Ingram, Sapiens Proposition & Ecosystem Manager. “Through seamless integration, we drive straight-through processing and elevate premium rating by leveraging remote, real-time health monitoring. This transformative partnership not only optimizes the underwriting processes but also empowers the insurer to assess risk more accurately and bolster preventive measures.”

www.sapiens.com

Sapiens and Binah.ai will hold a live webinar on February 22, 2024, where they will present their new joint solution and its use cases for the insurance industry. To learn more about how this partnership is empowering insurers with innovative solutions, please click here.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

About Binah.ai

Binah.ai is a pioneering software solution for health and wellness checks, revolutionizing personal wellbeing monitoring. Our software-based technology allows individuals to effortlessly monitor and share real-time vital signs and biomarkers, using everyday camera-based electronic devices like smartphones or laptops anytime, anywhere. As a B2B company, we empower organizations globally from sectors including insurance, healthcare, and wellness with unbiased health and wellness data sourced directly from their users. Binah.ai simplifies access to user-provided health data, offering a fast, affordable, and user-friendly experience. This allows organizations to deliver top-quality, personalized care and services, all while optimizing costs.

Media Contacts

Sapiens Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations
Sapiens International
Mobile: +1-201-250-9414
Phone: +972-3-790-2026
Email: Yaffa.cohen-ifrah@sapiens.com

Binah.ai Media Contact: pr@binah.ai

www.sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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